CWTCH, INC. FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023, and 2024
(Unaudited)

CWTCH, Inc.
CONSOLIDATED BALANCE SHEET

As of December 31st

Balance Sheet	FY 2024	FY 2023
ASSETS		
Current Assets		
Cash and Cash Equivalent	$43,213	$168,496
Property and Equipment		
Property and equipment, net	7,000	7,000
Other Assets		
Intangible assets, net	20,424	9,520
Total Assets	70,637	185,016
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accrued Expenses	5,000	
Non-current Liabilities		
SAFE related liabilities	200,000	200,000
Total Liabilities	205,000	200,000
Shareholder's Equity		
Owner's equity	25,000	25,000
Common stock, $0.00001 par value, 10,000,000 shares authorized	97	93
Retained Earning	(159,459)	(40,076)
Total of owner's and shareholder's equity	(134,363)	(14,984)
Total liabilities and shareholder's equity	**$70,637**	**$185,016**

CWTCH, Inc.
CONSOLIDATED STATEMENT OF INCOME

	2024	**2023**
Revenues		
Total Sales	$0	$0
Cost of sales	0	0
Gross Profit	0	0
Operating Expenses		
Contract Salaries	25,000	30,000
R&D	43,794	
Business Development	5,471	
General Business/Office	6,549	6,461
Marketing	22,814	
Legal and Compliance	2,133	2,350
Employee Benefit	5,522	
Travel	2,508	
Other	1,243	
Non-Operating expenses		
Asset disposal	9,520	
Net Operating Income	(124,554)	(38,811)
Depreciation & Amortization		(680)
Non-Operating Income		
Interest income	5,171	
Income before Taxes	(119,383)	(39,491)
Taxes	0	0
Net Income	**($119,383)**	**($39,491)**

CWTCH, Inc.
CONSOLIDATED STATEMENT OF EQUITY

	Common Stock		Retained	Total Stock holder's
	Number of Shares	Amount	Earnings	Deficit
Balance on December 31, 2022	8,500,000	$85	($585)	($500)
New Issuance of stocks in 2023	750,000	8		
Net loss 2023	-		(39,491)	
Balance on December 31, 2023	9,250,000	93	(40,076)	(39,984)
New Issuance of stocks	400,000	4		
Net loss			(119,383)	
Balance on December 31, 2024	**9,650,000**	**$97**	**($159,459)**	**($159,363)**

CWTCH, Inc.
STATEMENT OF CASH FLOWS

	2024	2023
Cash Flow from Operating Activities		
Net loss	**($119,383)**	**($39,491)**
Adjustments to reconcile net loss to cash flow from operating activities		
Depreciation	0	680
Changes in assets and liabilities		
Loss from asset disposal	9,520	
Accrued expenses	5,000	
Net cash used in operating activities	(104,863)	(38,811)
Cash Flow from Financing Activities		
Proceeds from owner's contributions		
Proceeds from issuance of SAFE liabilities		200,000
Proceeds from issuance of stock	4	8
Net cash provided by financing activities	4	200,008
Cash Flow from Investment Activities		
Purchase of assets	(20,424)	(17,200)
Net cash flow from investing activities	(20,424)	(17,200)
Net change in cash	(125,283)	143,996
Cash at beginning of year	168,496	24,500
Cash at end of year	**$43,213**	**$168,496**

CWTCH, Inc
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND PURPOSE

CWTCH, Inc is a B2B SaaS company that provides hospitals with real time location insights, helping frontline teams working in surgical services to find equipment, orchestrate teams and serve patients efficiently with the goal to reduce costs and improve revenues for operating rooms which are a hospital's largest revenue source.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the company's significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

a. Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31

c. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.